# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertex Energy, Inc., CIK 0000890447
CUSIP: 92534K107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1331 Gemini Street, Suite 250, Houston, Texas (TX), 77058
Date of event which requires filing of this statement: 01/21/2025
Filed by CIK 0002012383
Persons authorized to receive notices and communications: David Maryles, BlackRock Inc., 50 Hudson Yards, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock, Inc. (CIK 0002012383): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: EXPLANATORY NOTE
  
  This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Schedule 13D (as so amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on July 31, 2024, as amended by Amendment No. 1 on August 27, 2024 and Amendment No. 2 on September 26, 2024, by BlackRock relating to the common stock, par value $0.001 per share, outstanding prior to the Effective Date of the Plan (each as defined below) (the "Common Stock") of Vertex Energy, Inc., a Nevada corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.
  
  Due to technical issues, this filing on the EDGAR system is being reflected as an initial filing.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Vertex Energy, Inc.
Address of issuer's principal executive offices: 1331 Gemini Street, Suite 250, Houston, Texas (TX), 77058

## Item 2. Identity and Background
Name of person filing: BlackRock, Inc.
Residence or business address:
The information in Items 2(b)-(c) and Item 2(f) is hereby amended and restated in its entirety to read as follows:

Current information concerning the identity and background of each of the executive officers and directors of BlackRock, as well as applicable additional information called for by Items 3 through 6, is set forth on Annex A (collectively, the "Covered Persons"), attached hereto and incorporated herein by reference.
Present principal occupation or employment: See Item 2(b).
Criminal convictions in the last five years: N/A - see Explanatory Note above.
Civil proceedings (securities laws) in the last five years: N/A - see Explanatory Note above.
Citizenship: See Item 2(b).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A - see Explanatory Note above.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 4 is hereby amended by adding the following immediately after the twenty-fifth paragraph thereof:

On September 24, 2024 the Company Parties filed Chapter 11 Cases in the Bankruptcy Court seeking relief under the Bankruptcy Code. On December 20, 2024, the Company Parties filed with the Bankruptcy Court the Plan, and on December 20, 2024 the Bankruptcy Court entered an order confirming the Plan (the "Confirmation Order"). On January 21, 2025 (the "Effective Date"), the Plan became effective in accordance with its terms and the Company Parties emerged from the Chapter 11 Cases. As part of the transaction undertaken pursuant to the Plan, on the Effective Date and in connection with the effectiveness of, and in accordance with the terms of, the Plan and the Confirmation Order, the Issuer's outstanding Common Stock and all warrants to purchase the Issuer's Common Stock and any other equity-based instruments issued and outstanding immediately prior to the Effective Date were deemed cancelled, released, extinguished and of no further force or effect. Pursuant to the Plan and following the cancellation of Company's Common Stock and other equity interests on the Effective Date described above, the reorganized company issued new common equity interests to holders of Allowed DIP Claims (as defined in the Plan) and Allowed Term Loan Claims (as defined in the Plan), including the Managed Accounts.

On January 21, 2025, upon the occurrence of the Effective Date under the Plan, the Restructuring Support Agreement terminated in accordance with its terms. As a result of the foregoing, any "group," as such term is used in Rule 13d-5 under the Act, that may be deemed to have been formed with the other parties to the Restructuring Support Agreement who beneficially owned shares of the Common Stock prior to the Effective Date of the Plan terminated on January 21, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in Items 5(a) and (b) is hereby amended and restated in its entirety to read as follows:

The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Amendment No. 3 are incorporated herein by reference. See Annex A for applicable information regarding Covered Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days:
The information in Item 5(c) is hereby amended and restated in its entirety to read as follows:

Except with respect to the cancellation of the Common Stock as part of the Plan, as described above, there were no transactions in the Common Stock of the Issuer effected during the past 60 days by the persons identified in Item 2 above.
Other persons with the right to receive dividends or sale proceeds: N/A - see Explanatory Note above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
The information in Item 5(e) is hereby amended and restated in its entirety to read as follows:

As of January 21, 2025, BlackRock ceased to beneficially own more than five percent of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A - see Explanatory Note above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.A: Annex A.

## Signatures
- BlackRock, Inc.: /s/ David Maryles, David Maryles/Attorney-in-Fact (01/22/2025)